UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of August 2021
Commission File Number 001-40316

VECTIVBIO HOLDING AG
(Exact name of registrant as specified in its charter)

Aeschenvorstadt 36
4051 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 12, 2021, VectivBio Holding AG published the invitation to its Extraordinary General Meeting to be held on September 2, 2021. A copy of the invitation is furnished as Exhibit 99.1 hereto, and a copy of the press release announcing the publication of such invitation is furnished as Exhibit 99.2 hereto.

Exhibits

99.1	Invitation to the Extraordinary General Meeting of Shareholders
99.2	Press Release dated August 12, 2021, VectivBio Publishes Invitation to the Extraordinary General Meeting

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTIVBIO HOLDING AG

August 12, 2021	By:	/s/ Claudia D’Augusta
Claudia D’Augusta
Chief Financial Officer